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                                     UNITED STATES                                        OMB APPROVAL
                                                                                          ------------------------------
                           SECURITIES AND EXCHANGE COMMISSION                             OMB Number: 3235-0145
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                                 WASHINGTON, D.C. 20549                                   Expires: December 31, 2005
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                                                                                          Estimated average burden
                                                                                          hours per response. . . 11
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                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*

                        Capital Senior Living Corporation
            ---------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
            ---------------------------------------------------------
                         (Title of Class of Securities)

                                    140475104
            ---------------------------------------------------------
                                 (CUSIP Number)

                                January 20, 2005
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [ ]  Rule 13d-1(b)
            [X]  Rule 13d-1(c)
            [ ]  Rule 13d-1(d)

-------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

--------- ----------------------------------------------------------------------------------------------------------
CUSIP NO. 140475104                                                                   PAGE 2 OF 8 PAGES
--------- ----------------------------------------------------------------------------------------------------------

1.        NAMES OF REPORTING PERSONS

          IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Roger Feldman
--------- ------------------------------------------------------------------------------------------- --------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                         (a) [ ]
                                                                                                      (b) [ ]
--------- ----------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States citizen
----------------------- ---------- ---------------------------------------------------------------------------------
      NUMBER OF         5.         SOLE VOTING POWER
       SHARES                            22,000
    BENEFICIALLY        ---------- ---------------------------------------------------------------------------------
      OWNED BY          6.         SHARED VOTING POWER
        EACH                             1,332,000
     REPORTING          ---------- ---------------------------------------------------------------------------------
    PERSON WITH         7.         SOLE DISPOSITIVE POWER
                                         22,000
                        ---------- ---------------------------------------------------------------------------------
                        8.         SHARED DISPOSITIVE POWER
                                         1,332,000
--------- ----------------------------------------------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,354,000
--------- ------------------------------------------------------------------------------------------- --------------
10.       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                                              [ ]

--------- ----------------------------------------------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   5.3%
--------- ----------------------------------------------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON (See Instructions)
                   IN
--------- ----------------------------------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------------------------------------------
CUSIP NO. 140475104                                                                   PAGE 3 OF 8 PAGES
--------- ----------------------------------------------------------------------------------------------------------

1.        NAMES OF REPORTING PERSONS

          IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Harvey Hanerfeld
--------- ------------------------------------------------------------------------------------------- --------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                         (a) [ ]
                                                                                                      (b) [ ]
--------- ----------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States citizen
----------------------- ---------- ---------------------------------------------------------------------------------
      NUMBER OF         5.         SOLE VOTING POWER
        SHARES                              44,600
     BENEFICIALLY       ---------- ---------------------------------------------------------------------------------
       OWNED BY         6.         SHARED VOTING POWER
         EACH                               1,332,000
       REPORTING        ---------- ---------------------------------------------------------------------------------
     PERSON WITH        7.         SOLE DISPOSITIVE POWER
                                            44,600
                        ---------- ---------------------------------------------------------------------------------
                        8.         SHARED DISPOSITIVE POWER
                                            1,332,000
--------- ----------------------------------------------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,376,600
--------- ------------------------------------------------------------------------------------------- --------------
10.       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                                              [ ]

--------- ----------------------------------------------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   5.4%
--------- ----------------------------------------------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON (See Instructions)
                   IN
--------- ----------------------------------------------------------------------------------------------------------

                                                               Page 4 of 8 Pages

Item 1.         (a)  Name of Issuer:

                        Capital Senior Living Corporation

                (b)  Address of Issuer's Principal Executive Offices:

                        14160 Dallas Parkway, Suite 300, Dallas, TX  75254

Item 2.         (a)  Name of Person Filing:

                        This Schedule 13G is being filed jointly by
                     Roger Feldman and Harvey Hanerfeld (the "Reporting
                     Persons").

                (b) Address of Principal Business Office or, if none,
                    Residence:

                        The address of each of the Reporting Persons is
                     1919 Pennsylvania Avenue, NW, Suite 725, Washington, DC
                     20006

                (c)  Citizenship:

                        Each of the Reporting Persons is a United
                     States citizen.

                (d) Title of Class of Securities:

                        Common Stock, $.01 par value

                (e)  CUSIP Number:

                        140475104

Item 3.         If this statement is filed pursuant to ss.ss.240.13d-1(b) or
                240.13d-2(b) or (c), check whether the person filing is a:

        (a) [ ] Broker or dealer registered under Section 15 of the Act.
        (b) [ ] Bank as defined in Section 3(a)(6) of the Act.
        (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act.
        (d) [ ] Investment company registered under Section 8 of the
                Investment Company Act of 1940.
        (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)
                (ii)(E).
        (f) [ ] An employee benefit plan or endowment fund in accordance with
                ss.240.13d-1(b)(1)(ii)(F).
        (g) [ ] A parent holding company or control person in accordance with
                ss.240.13d-1(b)(1)(ii)(G).
        (h) [ ] A savings associations as defined in Section 3(b) of the
                Federal Deposit Insurance Act.
        (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
                Company Act of 1940.
        (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

                                                               Page 5 of 8 Pages

Item 4.    Ownership.

               (a)  Amount Beneficially Owned: *

               (b)  Percent of Class: *

               (c)  Number of Shares as to which the person has:
                    (i)   sole power to vote or direct the vote *
                    (ii)  shared power to vote or direct the vote *
                    (iii) sole power to dispose or direct the disposition of *
                    (iv)  shared power to dispose or direct the disposition of *

               *See Attachment A

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the
            beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

                     Not applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired
            the Security Being Reported on By the Parent Holding Company or
            Control Person.

                     Not applicable.

Item 8.     Identification and Classification of Members of the Group.

                     Not applicable.

Item 9.     Notice of Dissolution of Group.

                     Not applicable.

Item 10.    Certification.

                     By signing below I certify that, to the best of my
            knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 6 of 8 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          January 27, 2005
                                   ----------------------------------
                                              (Date)

                                          /s/ Roger Feldman
                                   ----------------------------------
                                            (Signature)

                                          Roger Feldman
                                   ----------------------------------
                                           (Name/Title)

                                          /s/ Harvey Hanerfeld
                                   ----------------------------------
                                            (Signature)

                                          Harvey Hanerfeld
                                   ----------------------------------
                                            (Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.
The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                                               Page 7 of 8 Pages

                                  ATTACHMENT A

                  As of January 26, 2005, Roger Feldman is the beneficial owner of 1,354,000 shares of Common Stock, constituting 5.3% of the issued and outstanding shares of Common Stock, and Harvey Hanerfeld is the beneficial owner of 1,376,600 shares of Common Stock, constituting 5.4% of the issued and outstanding shares of Common Stock. Roger Feldman has the sole power to vote or to direct the voting of and to dispose and to direct the disposition of the
22,000 shares of Common Stock beneficially owned by him as an individual. Harvey
Hanerfeld has the sole power to vote or to direct the voting of and to dispose and to direct the disposition of the 44,600 shares of Common Stock beneficially owned by him as an individual. As sole stockholders, directors and executive officers of West Creek Capital, Inc., a Delaware corporation that is the general partner of West Creek Capital, L.P., a Delaware limited partnership that is the investment adviser to (i) West Creek Partners Fund L.P., a Delaware limited partnership (the "Fund") and (ii) certain private accounts (the "Accounts"), Mr.
Feldman and Mr. Hanerfeld may be deemed to have the shared power to direct the voting and disposition of the 642,000 shares of Common Stock owned by the Fund and the 70,000 shares of Common Stock held in the Accounts. As voting members of
Cumberland Investment Partners, L.L.C., a Delaware limited liability company
("Cumberland"), Mr. Feldman and Mr. Hanerfeld may be deemed to have the shared power to direct the voting and disposition of the 620,000 shares of Common Stock owned by Cumberland.

                            AGREEMENT OF JOINT FILING

                  In accordance with Rule 13d-1(k) under the Securities Exchange
Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13G or any amendments thereto, with respect to the Common Stock of Capital Senior Living
Corporation, and that this Agreement be included as an attachment to such filing.

                  This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

                  IN WITNESS WHEREOF, the undersigned hereby execute this
Agreement on the 27th day of January, 2005.

                                               /s/ Roger Feldman
                                         ------------------------------
                                         ROGER FELDMAN

                                              /s/ Harvey Hanerfeld
                                         ------------------------------
                                         HARVEY HANERFELD